FAIRMONT HOTELS & RESORTS INC.

NOTICE OF ANNUAL AND SPECIAL MEETING
OF SHAREHOLDERS
AND MANAGEMENT PROXY CIRCULAR

March 1, 2005

TABLE OF CONTENTS

NOTICE OF ANNUAL AND SPECIAL MEETING

MANAGEMENT PROXY CIRCULAR	1

Frequently Asked Questions On Voting	1

BUSINESS TO BE TRANSACTED AT THE MEETING	4

Financial Statements	4

Appointment of Auditors	4

Election of Directors	4

Approval and Reconfirmation of Shareholder Rights Plan	4

NOMINEES FOR ELECTION TO THE BOARD OF DIRECTORS	5

CORPORATE GOVERNANCE	8

BOARD OF DIRECTORS’ ATTENDANCE AND COMPENSATION	9

REPORT ON EXECUTIVE COMPENSATION	11

PERFORMANCE GRAPH	15

EXECUTIVE COMPENSATION	16

DIRECTORS’ AND OFFICERS’ LIABILITY INSURANCE	21

ADDITIONAL INFORMATION	21

DIRECTORS’ APPROVAL	22

APPENDIX A - STATEMENT OF CORPORATE GOVERNANCE PRACTICES	A-1

APPENDIX B - BACKGROUND TO AND SUMMARY OF AMENDED AND RESTATED RIGHTS PLAN	B-1

NOTICE OF ANNUAL AND SPECIAL MEETING

NOTICE IS HEREBY GIVEN that the Annual and Special Meeting (the ‘‘Meeting’’) of the shareholders of Fairmont Hotels & Resorts Inc. (‘‘Fairmont’’ or the ‘‘Corporation’’) will be held in the Imperial Room at The Fairmont Royal York, 100 Front Street West, Toronto, Ontario at 10:00 a.m. on May 3, 2005 (Toronto time).

Shareholders are invited to attend the Meeting for the following purposes:

1. to receive the consolidated financial statements for the year ended December 31, 2004 and the auditors’ report thereon;

2. to appoint auditors and authorize the directors to fix their remuneration;

3. to elect directors;

4. to consider and, if thought fit, to approve, with or without variation, an ordinary resolution approving and reconfirming the amended and restated shareholder rights plan of the Corporation; and

5. to transact such other business as may properly come before the Meeting or any adjournment thereof.

Shareholders of record at the close of business on March 14, 2005 will be entitled to vote at the Meeting. On March 1, 2005, there were 75,809,420 common shares outstanding. Each share is entitled to one vote.

Registered shareholders unable to attend the Meeting in person are requested to complete, date, sign and return (in the envelope provided for that purpose) the accompanying form of proxy for use at the Meeting. To be used at the Meeting, proxies must be received before 5:00 p.m. (Toronto time) on May 2, 2005 by Fairmont’s transfer agent, Computershare Trust Company of Canada (‘‘Computershare’’), 100 University Avenue, 9th Floor, Toronto, Ontario, M5J 2Y1. Registered shareholders may also vote by telephone or over the Internet. Complete instructions on how to vote by telephone or over the Internet are described in the Management Proxy Circular. Non-registered shareholders must seek instructions on how to complete their form of proxy and vote their shares from their broker, trustee, financial institution or other nominee.

The 2004 Annual Report, the Management Proxy Circular and a form of proxy accompany this Notice of Meeting.

By order of the board of directors,

Terence P. Badour
Executive Vice President, Law and Administration and Corporate Secretary
Toronto, Ontario
March 1, 2005

MANAGEMENT PROXY CIRCULAR

Except as noted otherwise, the information contained in this Circular is given as of March 1, 2005 and all dollar amounts used in this document are in U.S. dollars calculated at the rate of exchange based on the noon rate as quoted by the Bank of Canada on January 4, 2005 which was Cdn$1.00 = US$.8162. All financial information related to previous years was converted using the exchange rate in effect on January 2 as follows: 2004 - Cdn $1.00 = US$.7752, 2003 - Cdn$1.00 = US$.6350 and 2002 - Cdn$1.00 = US$.6258.

Shareholders who cannot attend the Meeting in person may access the speech of the Chief Executive Officer of the Corporation on the Corporation’s website (www.fairmont.com).

Frequently Asked Questions On Voting
Q:	Who is soliciting my proxy?

A:
Your proxy is being solicited by management of Fairmont Hotels & Resorts Inc. (‘‘Fairmont’’ or the ‘‘Corporation’’). This Management Proxy Circular (the ‘‘Circular’’) is furnished in connection with that solicitation. Proxies are to be used at the annual and special meeting of shareholders and at any adjournment or adjournments thereof (the ‘‘Meeting’’) to be held in Toronto, Ontario on May 3, 2005, at The Fairmont Royal York, in the Imperial Room, 100 Front Street West, Toronto, Ontario and for the purposes set out in the accompanying Notice of Annual and Special Meeting (the ‘‘Notice of Meeting’’).

The cost of soliciting proxies will be borne by the Corporation. While most proxies will be solicited by mail only, some shareholders may also be contacted by Fairmont employees personally or by telephone. In addition, the Corporation will provide proxy materials to brokers, custodians, nominees and fiduciaries and request that such materials be promptly forwarded to the beneficial owners of shares registered in the names of such brokers, custodians, nominees and fiduciaries. Fairmont has retained Georgeson Shareholder Communications Canada, Inc., 66 Wellington Street West, Toronto Dominion Bank Tower, Suite 5210, Toronto, Ontario, M5K 1J3, at a fee of approximately $23,000 plus out-of-pocket expenses to aid in the solicitation of proxies from individual and institutional investors in Canada and the United States.

Q:	Am I entitled to receive notice of the Meeting and attend the Meeting?

A:
Yes, if you are a shareholder as of March 14, 2005, which is the record date for the Meeting. All shareholders, as of the close of business on that date, are entitled to receive notice of, attend and be heard at the Meeting.

Q:	Am I entitled to vote and what am I voting on?

A:	If you were a holder of common shares as of the close of business on March 14, 2005, you are entitled to vote one vote per share on the resolutions relating to:

1. appointing the auditors for the next year;

2. electing directors for the next year; and

3. approving and reconfirming the amended and restated shareholder rights plan.

On March 1, 2005, there were 75,809,420 common shares outstanding. Each share is entitled to one vote.

Q:	How can I vote my shares?

A:
You can vote your shares by either attending and voting your shares at the Meeting or, if you cannot attend the Meeting, by having your shares voted by proxy. How you exercise your vote depends on whether you are a registered or non-registered shareholder:

  You are a registered shareholder if you have a share certificate registered in your name.
          You are a non-registered shareholder if your shares are registered in the name of an intermediary (for example, a bank, a trustee or investment dealer) or the name of a clearing agency of which the intermediary is a participant.
   Voting by attending the Meeting

If you are a registered shareholder, you are entitled to attend the Meeting and cast your vote in person.

If you are a non-registered shareholder, you are entitled to attend the Meeting and cast your vote in person, provided you have submitted a properly executed proxy, inserting your name in the blank space provided and returning it in the envelope provided. When you arrive at the Meeting, advise the registration staff that you are a proxy appointee. If you have received a voting instruction form, please follow the instructions on the form.

Voting by proxy

How you vote by proxy depends on whether you are a registered shareholder or a non-registered shareholder.

1. Voting by proxy - registered shareholder

If you are a registered shareholder, you may vote your proxy in one of three ways:
        by paper proxy to be returned by mail or delivery;
    by telephone; or
        by internet.
Whichever method you choose, your proxy must be received by the Corporate Secretary of Fairmont, c/o Computershare Trust Company of Canada, 100 University Avenue, 9th Floor, Toronto, Ontario, M5J 2Y1, no later than 5:00 p.m. (Toronto time) on May 2, 2005 or, if the Meeting is adjourned, by 5:00 p.m., local time, on the second last business day prior to the date on which the Meeting is reconvened.

Proxy and voting by mail or delivery

To vote by mail or delivery, your paper proxy must be completed, signed and returned in accordance with the instructions on the paper proxy.

Proxy and voting by telephone

To vote by telephone, call the toll-free number shown on the proxy form provided. Using a touch-tone telephone to select your voting preferences, follow the instructions of the ‘‘vote voice’’ and refer to your holder account number and proxy access number provided on the proxy that was delivered to you by mail or e-mail.

Note that voting by telephone is not available if you wish to appoint a person as a proxy other than the persons named on the proxy form. In such a case, your proxy should be voted by mail, delivery, or internet.

Proxy and voting by Internet

To vote your proxy by internet, visit the website address as shown on the proxy form provided. Follow the on-line voting instructions given to you over the internet and refer to your holder account number and proxy access number provided on the proxy that was delivered to you by mail or e-mail.

2. Voting by proxy - non-registered shareholder

If you are a non-registered shareholder and you receive materials entitling you to vote through an investment dealer or other intermediary, complete and return the materials in accordance with the instructions provided to you by the investment dealer or other intermediary.

Q:	Who votes my shares?

A:
Each person named in the proxy to represent shareholders at the Meeting is a director and/or officer of the Corporation. You can appoint someone else to represent you at the Meeting; however, you must appoint that person by either paper proxy or Internet proxy by inserting his or her name in the appropriate space on the proxy form, or completing another acceptable paper proxy. The person you appoint does not need to be a shareholder but must attend the Meeting in order for your vote to be cast.

Q:	How will my shares be voted if I return a proxy?

A:
By completing and returning a proxy, you are authorizing the person named in the proxy to attend the Meeting and vote your shares on each item of business you are entitled to vote on, according to your instructions. If there are no instructions with respect to your proxy, your common shares will be voted in favour of:

1. appointing PricewaterhouseCoopers LLP, Chartered Accountants, as auditors and authorizing the directors to set their remuneration;

2. electing each person nominated by management as a director; and

3. reconfirming and approving the amended and restated shareholder rights plan.

The person you appoint to vote on your behalf may vote as he or she sees fit on any amendment or variation to any of the matters identified in the notice of Meeting and any other matters that may properly be brought before the Meeting. As of March 1, 2005, neither the Board of directors nor management of the Corporation is aware of any variation, amendment or other matter to be presented for a vote at the Meeting.

Q:	Can I revoke a proxy?

A:
Yes, if you are a registered shareholder and have voted by paper, telephone or Internet proxy, you may revoke it by delivering a duly executed proxy by paper, telephone or Internet with a later date or a form of revocation of proxy or other instrument in writing signed by you or by your attorney authorized in writing (or if you are a corporation, by a duly authorized officer or attorney). These can be delivered to the registered office of Fairmont, Canadian Pacific Tower, 100 Wellington Street West, Suite 1600, TD Centre, P.O. Box 40, Toronto, Ontario, M5K 1B7, up to and including May 2, 2005, or if the Meeting is adjourned, on the business day preceding the date of the adjourned Meeting.

Alternatively, you may revoke your proxy and vote in person, by delivering a form of revocation of proxy or a signed instrument in writing to the Chairman of the Meeting at the Meeting or any adjournment thereof. You may also revoke your proxy in any other manner permitted by law.

If you are a non-registered shareholder, you should contact your nominee to discuss whether revocation is possible and what procedure to follow.

Q:	Is my vote by proxy confidential?

A:
Yes, your vote by proxy is confidential. Proxies are received, counted and tabulated by our transfer agent, Computershare, in a way that preserves the confidentiality of individual shareholders’ votes, except:

  as necessary to meet the applicable legal requirements;
  in the event of a proxy contest; or
  in the event a shareholder has made a written comment on the proxy that is clearly intended for management.
Q:	What if ownership of shares has been transferred after March 14, 2005?

A:
The person who acquired such shares after March 14, 2005 must produce properly endorsed share certificates or otherwise establish that he or she owns the shares and must ask the Corporation no later than 5:00 p.m. (Toronto time) on April 22, 2005 that his or her name be included in the list of shareholders before the Meeting in order to be entitled to vote these shares at the Meeting.

Q:	How will the votes be counted?

A:	Each question brought before the Meeting is determined by at least a majority of votes cast on the question.

Q:	Does any shareholder, directly or indirectly, beneficially own or exercise control over 10 per cent or more of the shares that are outstanding?

A:	No, not to the knowledge of the directors and senior officers of Fairmont based on information available to them at March 1, 2005.

BUSINESS TO BE TRANSACTED AT THE MEETING

Financial Statements

The audited consolidated financial statements of the Corporation for the year ended December 31, 2004 and the report of the auditors on those statements will be placed before the Meeting. These audited consolidated financial statements, as well as management’s discussion and analysis, form part of the Annual Report of the Corporation which was mailed to shareholders with the Notice of Meeting and Circular. Additional copies of the Annual Report, in English or French, may be obtained from the Corporate Secretary of Fairmont upon request and will be available at the Meeting.

Appointment of Auditors

Upon the recommendation of the Audit Committee of the board, the board of directors recommends that PricewaterhouseCoopers LLP, Chartered Accountants, be reappointed as Fairmont’s auditors to hold office until the close of the next annual meeting and that the directors be authorized to fix their remuneration. This reappointment of PricewaterhouseCoopers LLP as auditors must be approved by a simple majority of votes cast by shareholders at the Meeting. PricewaterhouseCoopers LLP and its predecessors have served as the auditors of the Corporation for more than five years.

The following chart summarizes the fees of PricewaterhouseCoopers LLP for services billed during 2003 and 2004 for audit and non-audit related services:

	2003		2004
Type of Work	Fees	Percentage	Fees	Percentage
Audit fees	$523,300	34%	$847,000	38%
Audit-related fees	93,700	6%	435,000	20%
Sub-total	617,000	41%	1,282,000	58%
Tax fees	732,500	48%	899,000	41%
All other fees	173,800	11%	18,000	1%
Total	$1,523,300	100%	$2,199,000	100%

Audit fees include the audit of the Corporation’s annual financial statements and a review of the first three quarterly financial statements in 2004. Audit-related fees include accounting advice and due diligence services. All other fees include accounting, translation and special reports.

Representatives of PricewaterhouseCoopers LLP will be present at the Meeting and will be given the opportunity to make a statement if they so wish and will respond to appropriate questions.

Election of Directors

There are ten nominees for election as directors of the Corporation. Information regarding these nominees is set forth below. The Corporate Governance and Nominating Committee of the board reviews the qualifications of proposed nominees each year and submits its recommendations to the board for consideration. The persons proposed for nomination are, in the opinion of the board and in the opinion of management, well qualified to act as directors for the ensuing year. Each nominee has established his or her eligibility and willingness to serve as a director if elected. The persons named in the form of proxy are officers of Fairmont who intend to vote at the Meeting for the election of the nominees whose names are set out herein unless specifically instructed on the form of proxy to withhold such vote. If, prior to the Meeting, any of the listed nominees becomes unable or unwilling to serve, the persons named in the form of proxy will have the right to use their discretion in voting for a properly qualified substitute. Each director elected will hold office until the next annual meeting or until his or her successor is elected or appointed.

Approval and Reconfirmation of Shareholder Rights Plan

On July 30, 2001, the board of directors of Canadian Pacific Limited (‘‘CPL’’) approved a shareholder rights plan (the ‘‘Original Rights Plan’’). The Original Rights Plan took effect on October 1, 2001, which was the effective date of CPL’s corporate reorganization (the ‘‘Arrangement’’), and has been confirmed and approved by shareholders at each of the Corporation’s last three annual and special meetings (the ‘‘Amended and Restated Rights Plan’’). The Amended and Restated Rights Plan will terminate in accordance with its terms at the end of the Meeting unless it is reconfirmed at the Meeting by shareholders. The Amended and Restated Rights Plan is, in all respects, a continuation of the Original Rights Plan. The background to the Amended and Restated Rights Plan and a summary of its terms are set out in Appendix B to this Circular.

The shareholders will be asked at the Meeting to approve and reconfirm the Amended and Restated Rights Plan by the approval of the following ordinary resolution:

‘‘RESOLVED THAT:

The amended and restated shareholder rights plan of the Corporation, as described in the Management Proxy Circular for the Annual and Special Meeting of the Corporation dated March 1, 2005, is hereby approved and reconfirmed.’’

NOMINEES FOR ELECTION TO THE BOARD OF DIRECTORS

Fairmont’s articles provide for the board of directors to consist of a minimum of five and a maximum of 15 directors. The number of directors presently in office is ten. The board has set the number of directors to be elected at the Meeting at ten. The nominees for election as directors of the Corporation have been previously elected except Terence P. Badour who was appointed a director on February 18, 2005 to fill the vacancy created by Carole Taylor’s departure from the board of directors.

The following are proposed nominees as directors of Fairmont; their jurisdictions of residence; all positions and offices held by them with Fairmont; their principal occupations or employment during the past five years; the year from which each has continually served as a director of Fairmont, or CPL prior to the Arrangement, as applicable; and the number of shares, options and deferred share units (‘‘DSUs’’) owned by each of them or over which control or direction is exercised by each of them.

Stephen E. Bachand, Ponte Vedra Beach, Florida, USA Shares beneficially owned or over which control or direction is exercised: 1,564 Options/DSUs: 16,000/7,883
Stephen E. Bachand, 66, Corporate Director, was President and Chief
Executive Officer of Canadian Tire Corporation, Limited, a hard goods retailer specializing in automotive, sports, leisure and home products. He held that position from March 1993 until August 2000. He is a director of the Bank of
Montreal (Governance and Nominating Committee, and Human Resources and
Management Compensation Committee (Chairman)) and Canadian Pacific
Railway Limited (Audit Committee, Corporate Governance and Nominating
Committee, and Management Resources and Compensation Committee
(Chairman)). Mr. Bachand was a director of Canadian Pacific Limited from
1997 until October 2001 and has been a Fairmont director since then.
Mr. Bachand is currently on the Audit Committee and he chairs the
Management Resources and Compensation Committee of Fairmont. If
re-elected at the Meeting, it is proposed that Mr. Bachand continue in the role as chair of the Management Resources and Compensation Committee and be a
member of the Audit Committee.

Terence P. Badour, Toronto, Ontario, Canada Shares beneficially owned or over which control or direction is exercised: 18,140 Options/DSUs: 115,387/—
Terence P. Badour, 48, was appointed Executive Vice President, Law and
Administration and Corporate Secretary of Fairmont in April 2003. He has
held various positions of increasing responsibility with Fairmont and its subsidiaries since joining the organization in 1998. He is also Executive Vice
President and General Counsel of Legacy Hotels Real Estate Investment Trust.

William R. Fatt, Toronto, Ontario, Canada Shares beneficially owned or over which control or direction is exercised: 48,022 Options/DSUs: 516,937/112,600
William R. Fatt, 53, Chief Executive Officer and a director of Fairmont since
October 1, 2001. In January 1998, he was appointed Chairman and Chief
Executive Officer of FHR Holdings Inc. (‘‘FHRHI’’), positions he still holds.
Up to October 1, 2001, he was also Executive Vice President of CPL. From
1990 to his appointment to FHRHI, Mr. Fatt had been Chief Financial Officer of CPL. He is a Trustee and Vice Chairman of Legacy Hotels Real Estate
Investment Trust (Compensation, Compliance and Governance Committee,
Investment Committee and Nominating Committee). He is also a director of
EnCana Corporation (Audit, Finance and Risk Committee), Enbridge Inc.
(Audit, Finance and Risk Committee and Human Resources Compensation
Committee), Sun Life Financial Services of Canada Inc. (Management
Resources Compensation Committee and Risk Review Committee) and The
Jim Pattison Group Inc.

Peter C. Godsoe, Toronto, Ontario, Canada Shares beneficially owned or over which control or direction is exercised: 1,500 Options/DSUs: —/5,554
Peter C. Godsoe, 66, Corporate Director, was Chief Executive Officer of The
Bank of Nova Scotia from 1993 until his retirement in December 2003. He has been a member of the Board of Directors of The Bank of Nova Scotia since
1982 (until March 2004). He is a director of Barrick Gold Corporation
(Corporate Governance and Nominating Committee), Ingersoll-Rand Company
Limited (Audit Committee and Finance Committee), Lonmin PLC (Audit
Committee and Remuneration Committee and Nomination Committee), Onex
Corporation (Audit and Corporate Governance Committee), Rogers
Communications Inc. (Compensation Committee and Finance and Executive
Committee), Sobeys Inc. (Chairman of the Board), Templeton Emerging
Markets Investment Trust PLC (Audit Committee), Atlantic Institute for
Market Studies and Mount Sinai Hospital. Mr. Godsoe was appointed a
Director of Fairmont in December 2003. In April 2004, he became Chairman of the Board and Chairman of the Corporate Governance and Nominating
Committee and a member of the Management Resources and Compensation
Committee of Fairmont. If re-elected at the Meeting, it is proposed that
Mr. Godsoe will continue to chair the Board of Directors and the Corporate
Governance and Nominating Committee and continue to be a member of the
Management Resources and Compensation Committee of Fairmont.

Michael J. Kowalski, Kinnelon, New Jersey, USA Shares beneficially owned or over which control or direction is exercised: 4,000 Options/DSUs: 12,000/6,167
Michael J. Kowalski, 53, is Chairman and Chief Executive Officer of Tiffany
& Co., a luxury goods retailer, designer, manufacturer and distributor.
Mr. Kowalski was appointed President of Tiffany & Co. in January 1996 and assumed the role of Chief Executive Officer in February 1999. He has been a member of Tiffany & Co.’s Board of Directors since January 1995 and is currently a member of the Dividend Committee. He also serves on the Boards of the Bank of New York, Wildlife Conservation Society, National Parks &
Conservation Association and as a Trustee for the Jewelers of America. He
was appointed a Fairmont director in June 2002. Mr. Kowalski is currently on the Corporate Governance and Nominating Committee and the Management
Resources and Compensation Committee of Fairmont. If he is re-elected at the
Meeting, it is proposed that he continue to be a member of these committees.

David P. O’Brien, Calgary, Alberta, Canada Shares beneficially owned or over which control or direction is exercised: 4,785 Options/DSUs: 56,000/4,343
David P. O’Brien, 63, is Chairman of the Royal Bank of Canada, a position he has held since March 2004 and, is Chairman of EnCana Corporation, an oil
and gas company, a position he has held since April 2002. From October 2001 to April 2002, Mr. O’Brien was Chairman, Chief Executive Officer and a
director of PanCanadian Energy Corporation. Prior to October 1, 2001,
Mr. O’Brien was the Chairman, President and Chief Executive Officer of CPL,
positions that he had held from May 1996. He is also a director of EnCana
Corporation (Nominating and Corporate Governance Committee and a non-
voting member of all other Committees), a director of the Board of the Royal
Bank of Canada (Compensation Committee), TransCanada PipeLines Limited
(Governance Committee and Human Resources Committee), Inco Limited
(Corporate Governance and Nominating Committee and Management
Resources and Compensation Committee), Molson Coors Brewing Company
(Audit Committee), and the C.D. Howe Institute. Mr. O’Brien was a director of CPL from 1995 until October 2001 and has been a Fairmont director since then. Mr. O’Brien is currently on the Corporate Governance and Nominating
Committee and the Management Resources and Compensation Committee of
Fairmont. If re-elected at the Meeting, it is proposed that Mr. O’Brien continue
To be a member on these committees.

Karen M. Rose, San Francisco, California, USA Shares beneficially owned or over which control or direction is exercised: 1,000 Options/DSUs: —/2,753
Karen M. Rose, 56, was Group Vice President and Chief Financial Officer of
The Clorox Company until her retirement in October 2003. She held a number of financial positions of increasing responsibility within The Clorox Company after joining them in 1978. She currently serves on the board of directors of
Maidenform, Inc. In addition, she is a member of the Board of Trustees of the
California College of Arts in San Francisco and the Advisory Board of the
Pathways to Learning Project at the University of Wisconsin. Ms. Rose is
currently on the Audit Committee of Fairmont. If re-elected at the Meeting, it is proposed that Ms. Rose continue to be a member of the Audit Committee.

John L. Sharpe, Scottsdale, Arizona, USA Shares beneficially owned or over which control or direction is exercised: 2,000 Options/DSUs: 16,000/7,525
John L. Sharpe, 62, Corporate Director, is the former President and Chief
Operating Officer of Four Seasons Hotels Inc., a hotel management company, positions he held from 1995 to 1999. He also served on the board of directors of Four Seasons Hotels Inc. from 1984 to 1999. He currently serves on the board of directors of Empire Resorts Inc. He serves as a trustee and treasurer of the Culinary Institute of America, and as Chairman of the Industry Advisory
Council for the School of Hotel Administration at Cornell University. He was
appointed to the Fairmont board in October 2001. Mr. Sharpe is currently on the Audit Committee of Fairmont. If re-elected at the Meeting, it is proposed that Mr. Sharpe continue to be a member of the Audit Committee.

L. Peter Sharpe, Toronto, Ontario, Canada Shares beneficially owned or over which control or direction is exercised: 1,500 Options/DSUs: 16,000/6,606
L. Peter Sharpe, 58, was appointed President and Chief Executive Officer of
Cadillac Fairview Corporation Limited, a real estate company, in April 2000.
Prior to this appointment, Mr. Sharpe was Executive Vice President, a position he held from January 1995. Mr. Sharpe also serves as a director of The
Sunnybrook Foundation and the Canadian Institute of Public and Private Real
Estate Companies and Wilfred Laurier University Board of Governors. He was
appointed to the Fairmont board in October 2001. Mr. Sharpe is currently on the Audit Committee and the Corporate Governance and Nominating
Committee of Fairmont. If re-elected at the Meeting, it is proposed that
Mr. Sharpe continue to be a member on these committees.

Robert S. Singer, Columbus, Ohio Shares beneficially owned or over which control or direction is exercised: 4,250 Options/DSUs: 8,000/2,006
Robert S. Singer, 53, was appointed President and Chief Operating Officer of
Abercrombie & Fitch Co. in May 2004. He is the former Executive Vice
President and Chief Financial Officer of Gucci Group N.V., a luxury goods manufacturer and retailer. He held positions with Gucci from 1995 to
April 2004. Previously, he was an Audit Partner at Coopers & Lybrand, Audit
Firm, in Milan, Italy. He is also a director of Abercrombie & Fitch Co., Axalto
Holding N.V., Barilla Holding SpA and is a member of the Advisory Council of the Johns Hopkins University School of Advanced International Studies
(Bologna Campus). He was appointed to the Fairmont board in April 2003.
Mr. Singer currently chairs the Audit Committee of Fairmont. If re-elected at the Meeting, it is proposed that Mr. Singer continue on this committee as its
Chair and as the designated audit committee financial expert.

The information disclosed above as to shares beneficially owned or over which control or direction is exercised, not being within the knowledge of Fairmont, has been furnished by each of the nominees.

CORPORATE GOVERNANCE

Fairmont is committed to sound governance. The role of the board is one of stewardship and of acting in the best interests of the Corporation and its shareholders. In order to accomplish this, the board has a number of committees to which it delegates authority in accordance with applicable regulatory and exchange requirements both in Canada and the United States. Together, the board and its committees seek to continuously improve Fairmont’s governance principles and practices.

Fairmont’s ‘‘Statement of Corporate Governance Practices’’ is attached to the Circular as Appendix A. It has been approved by the Corporate Governance and Nominating Committee of the board and by the board as a whole. The board has also approved a detailed set of written corporate governance policies, including the mandates of the board’s various committees, that describe Fairmont’s governance systems in greater detail. A copy of these policies and committee mandates are available on Fairmont’s website (www.fairmont.com).

Fairmont considers independence issues to be the foundation of good corporate governance. Fairmont seeks to follow current best practices regarding the independence of directors.

The Guidelines for Improved Corporate Governance of the Toronto Stock Exchange (the ‘‘TSX Principles’’) define independent directors as ‘‘unrelated’’, which means a director is independent of management and is free from any interest and any business or other relationship which could, or could reasonably be perceived to, materially interfere with the director’s ability to act with a view to the best interests of the corporation, other than interests and relationships arising from shareholding. The listing standards of the New York Stock Exchange (the ‘‘NYSE Standards’’) requires that a majority of the board must be ‘‘independent’’. Independence is defined for NYSE purposes to mean the board has affirmatively determined that the director has no material relationship with the company (either directly or as a partner, shareholder or officer of an organization (including any charitable organization) that has a relationship with the company). The NYSE deems certain relationships to be indicative of non-independence. There are a number of additional relationships deemed non-independent, which apply equally to directors and their immediate family members. These can be found in the NYSE Standards.

The board discharges its responsibilities directly and through committees. The board has assumed overall responsibility for the stewardship of the business and the affairs of the Corporation. At regularly scheduled meetings, members of the board and management discuss a broad range of issues relevant to Fairmont’s strategy and business interests. In doing so the board reviews, discusses and approves Fairmont’s strategic planning and organizational structure and supervises management in its implementation of approved strategies and related budgets and business plans. The board also receives reports from management on Fairmont’s operational and economic performance.

Critical to the board’s activity is the functioning of its committees. During 2004, the board had four standing committees: Audit; Corporate Governance and Nominating; Management Resources and Compensation; and Environmental and Safety. Each of these committees has a number of functions, some of which are discussed below.

The Audit Committee’s principal mandate is to oversee the integrity of financial reporting, the Corporation’s external auditors, internal controls, disclosure controls and internal audit functions and the Corporation’s compliance with legal and regulatory requirements. The Corporate Governance and Nominating Committee is responsible for setting the Corporation’s corporate governance practices and procedures, overseeing the review of the board, its committees and individual directors and assesses and recommends prospective director candidates. The Management Resources and Compensation Committee is responsible for overseeing the structure and relationship of senior management, the setting of compensation for senior management and assessing and recommending to the board the performance objectives and targets applicable to the Chief Executive Officer. The Environmental and Safety Committee responsibility includes the review and evaluation of existing environmental and safety practices and procedures of the Corporation. The Environmental and Safety Committee was disbanded in February 2005. Its mandate will be fulfilled by the full Board. The board does not have an executive committee.

The three standing committees of the board are currently composed of the following individuals:

Audit Committee:   Stephen Bachand, Karen Rose, John Sharpe, Peter Sharpe and Robert Singer (Chair).

Corporate Governance and Nominating Committee:    Peter Godsoe (Chair), Michael Kowalski, David O’Brien and Peter Sharpe.

Management Resources and Compensation Committee:    Stephen Bachand (Chair), Peter Godsoe, Michael Kowalski and David O’Brien.

Fairmont has a Code of Ethics which applies to all of its employees, directors and officers. The Code of Ethics is an integral part of Fairmont’s approach to governance. This Code addresses the importance of ethical and honest behavior. It addresses conflict of interest and the importance of compliance. The Code also promotes the protection of the Corporation’s assets, including the protection of its confidential information, and promotes strict adherence to laws such as disclosure regulation. The objectives of the Code are monitored through the Corporation’s internal control systems and violations of the Code can lead to disciplinary action. The Code also includes a confidential whistle blowing procedure to facilitate the reporting of violations of the Code. While there have been no waivers of the Code to date, any such waivers would need to be approved by the board. Fairmont will promptly report any waivers of the Code of Ethics in its public filings. A copy of the Code of Ethics can be found on the Corporation’s website (www.fairmont.com).

BOARD OF DIRECTORS’ ATTENDANCE AND COMPENSATION

Summary of Board and Committee Meetings held during 2004

Board	9

Audit Committee	8

Corporate Governance and Nominating Committee	3

Management Resources and Compensation Committee	4

Environmental and Safety Committee	2

Total number of meetings held	26

Summary of Attendance of Directors

Director	Board Meetings Attended	Committee Meetings Attended
Stephen E. Bachand	9 of 9	9 of 10

William R. Fatt (1)	9 of 9	15

Peter C. Godsoe	9 of 9	5 of 5

Michael J. Kowalski	9 of 9	7 of 7

Angus A. MacNaughton (2)	4 of 4	3 of 3

John D. McNeil (2)	4 of 4	4 of 4

David P. O’Brien	8 of 9	6 of 6

Karen M. Rose (3)	5 of 5	6 of 6

John L. Sharpe	9 of 9	10 of 10

L. Peter Sharpe	9 of 9	11 of 11

Robert S. Singer	9 of 9	9 of 9

Carole S. Taylor	9 of 9	5 of 5

(1)	As CEO, Mr. Fatt is invited to attend many committee meetings although he is not a formal member of any committee.

(2)	Messrs. MacNaughton and McNeil retired from the Board in April 2004.

(3)	Ms. Rose was appointed to the Board in April 2004.

Compensation of Directors

Cash Compensation

Each director of the Corporation who is not an employee of Fairmont is paid a basic annual retainer of $20,000 in cash. In addition as part of the annual retainer, each Director who is not an employee of Fairmont is granted 2,000 deferred share units under the Directors’ Deferred Share Unit Plan. The non-executive Chairman of the board of directors is paid a retainer of $100,000. An additional amount of $2,000 per year ($4,000 in the case of the Audit Committee) is paid to a director for each committee on which he or she sits, and an additional amount of $3,000 per year is paid to the Chairman of each committee of the board, or $15,000 in the case of the Chairman of the Audit Committee. A fee of $1,500 is paid to each director for each board meeting attended and a fee of $1,000 is paid to each committee member for each committee meeting attended, up to a maximum of $3,000 per day. Mr. Fatt, as a salaried officer of Fairmont, is not compensated for serving as a director. Directors are reimbursed for their costs in traveling to and attending board or committee meetings. Non-employee directors are also eligible to participate in the Directors’ Deferred Share Unit Plan and the Directors’ Stock Option Plan that are summarized below.

Directors’ Deferred Share Unit Plan

The Deferred Share Unit Plan for directors of Fairmont was established to provide directors with an opportunity to receive some or all of their directors’ compensation in the form of deferred share units (‘‘DSUs’’). DSUs are bookkeeping entries on the books of Fairmont, each of which will have a value equal to the value of one common share of the Corporation. Prior to the beginning of each calendar year, directors must elect the percentage of their total compensation as directors they wish to receive that year in DSUs, directors may elect to receive up to 100% of their compensation for the next year in DSUs. Directors are deemed to have elected to receive the 2,000 DSUs granted to them as part of their annual retainer. During the year, instead of receiving directors’ fees in cash, on each directors’ fee payment date directors who have elected to receive DSUs will be credited in their DSU account with the number of common shares which have a value equal to the fees payable on that date. In addition, any dividends paid on the common shares will be credited to the directors’ DSU accounts in the form of additional DSUs. DSUs may not be redeemed or ‘‘cashed’’ until a director ceases to be on the board. At any time from the date a director ceases to be on the board until December 15 of the year following that date, a director may elect to redeem the DSUs and to receive the value of DSUs in his or her account. The number of DSUs in the account will then be multiplied by the share price on the date of redemption of the DSUs and the director will be paid that amount, less any applicable deductions. Alternatively, a director may elect to have the Corporation purchase shares in the market on behalf of the director instead of paying cash.

Directors’ Stock Option Plan

The purpose of the Directors’ Stock Option Plan is to promote a proprietary interest in Fairmont among its directors, align the interests of the directors more closely to those of other shareholders and assist the Corporation in retaining and attracting individuals with the experience and ability to act as directors of Fairmont. Prior to May, 2003, an initial grant of 8,000 options was made to each non-employee director and an annual grant of 4,000 options was also made to each non-employee director. The exercise price of an option is the closing price of a board lot of shares on the Toronto Stock Exchange (the ‘‘TSX’’) on the grant date. An option may be exercised by an optionholder from time to time on and after the grant date, as to 100% of the optioned shares or any part thereof. The expiry date of an option is normally ten years after the grant date. No options will be granted to directors in 2005 and it is the intention of the Corporation to grant a comparable value of DSUs to non-executive directors instead.

REPORT ON EXECUTIVE COMPENSATION

The following is the report of the Management Resources and Compensation Committee of the board of directors (the ‘‘Compensation Committee’’) on executive compensation.

General

The Compensation Committee is composed of three directors of the Corporation who are neither current nor former officers or employees of Fairmont. The Compensation Committee is responsible for, among other matters, the review and determination of executive compensation and recommending to the board the compensation to be paid to executive officers of Fairmont and major policy changes to the principles followed in compensating the executives of Fairmont. In addition, the Compensation Committee assesses the performance of the Chief Executive Officer and determines his compensation based on the attainment of objectives set by the board that are consistent with Fairmont’s strategic plan and that are reflected in the performance criteria of the Corporation’s incentive plans.

Principles of Executive Compensation

Since Fairmont became an independent public company operating within the hospitality industry in 2001, the Compensation Committee has sought to have the principles by which Fairmont’s executives are compensated reflect the Corporation’s strategic goals. The Corporation’s pursuit of its goal of expanding its operations, in the North American marketplace and beyond, has resulted in the Corporation being firmly established as North America’s largest luxury hotel management company. As the Corporation continues to pursue its goals, its compensation programs must support and encourage the achievement of those goals, and offer compensation to the executives of the Corporation which is competitive within the highly competitive North American hospitality marketplace. To assist it in its activities, the Compensation Committee annually engages its own independent compensation consulting firm to advise with respect to the components of its executive compensation package and the appropriate levels of compensation for each individual executive. With this input, the Compensation Committee seeks to ensure that Fairmont has in place compensation programs which offer sufficient flexibility to reflect North American compensation structures, where appropriate, while maintaining competitive compensation costs in local markets.

The compensation objective for Fairmont executives is that their total direct compensation be at a level which reflects the performance of the Corporation, with the goal that this compensation be competitive so as to attract and retain the executives necessary to achieve the Corporation’s goals. The compensation programs are designed to result in total direct compensation for Fairmont’s executives being at approximately the median of the total direct compensation paid by other leading North American hospitality companies. The total compensation for Fairmont executives consists of a base salary, an annual bonus opportunity, long term stock-based compensation and benefits. The bonus and stock-based incentive compensation of Fairmont is designed to focus on shareholder value creation and operating performance improvement.

Base Salary and other Short-Term Cash Compensation

The Compensation Committee sets the base salaries of the Fairmont executive officers following a review of market data and individual performance. Salaries are adjusted, as needed, based on individual performance, responsibility and experience to ensure they reflect the contribution of each officer. In establishing the base salaries, the Compensation Committee uses a benchmark of average base salaries paid to the senior executive officers of leading North American lodging companies.

Fairmont’s Short-Term Incentive Plan (‘‘STIP’’) provides an opportunity for participants to earn an annual cash award based on the achievement of performance objectives established by the Compensation Committee. For 2004, the Compensation Committee established targets for the financial criteria of earnings before interest, taxes, depreciation and amortization (‘‘EBITDA’’) and earnings per share (‘‘EPS’’). Each of these criteria has a weighting of 40% of the target award. The remaining 20% is based on individual performance and is awarded only if either of the targets for the financial criteria is met. Potential awards were expressed as a percentage of base salary. For the senior executive officers of Fairmont, target awards for 2004 ranged between 50% and 80% of base salary when performance criteria are met and between 100% and 160% of base salary when exceptional performance is achieved. Achievement of performance against these criteria was measured by comparing actual results against targets established at the beginning of the year. In calculating the awards the budgeted EBITDA was adjusted to reflect the unit disposition transactions for The Fairmont Kea Lani Maui and The Fairmont Glitter Bay in 2004. EPS was achieved at the exceptional performance level and as a result STIP awards were provided at the target level for 2004.

2004 Short-Term Incentive Plan Criteria and Weighting

2004 Criteria	Weighting
EBITDA	40%
EPS	40%
Individual Performance	20%

Long Term Stock-Based Compensation Programs

In addition to base salary and short-term bonus compensation, the Corporation also seeks to reward and retain its senior executives over a longer term through stock-based compensation. This element of total direct compensation is designed to reward and retain participating executives over time including through the achievement of performance targets in a manner which is aligned with the interests of shareholders. Under the Key Employee Stock Option Plan (‘‘KESOP’’), no options were awarded to any named executive officer under this plan in 2004. Options may be granted in the future as part of a balanced approach to medium and long-term compensation of key employees.

Key Employee Long Term Incentive Plan

In 2003, the Compensation Committee, in consultation with its independent compensation consulting firm and as part of the Committee’s ongoing review of the compensation programs of the Corporation, developed a new Key Employee Long Term Incentive Plan (‘‘KELTIP’’) intended to provide participating executives with stock-based compensation other than under the KESOP.

Under the KELTIP, participating employees may be granted units with an initial notional value equal to a percentage of the base salary of each employee. This value will vary depending on the discretion of the Compensation Committee from 100% of base salary to 275%, in the case of the Chief Executive Officer. The value of an award of units at the date of grant is converted into phantom share units which are recorded in accounts maintained for the participating employees, at an average closing price of the Corporation’s common shares over a 20 day trading period preceding the grant date. Dividends paid on common shares will be credited to the account of each participant and will be recorded as additional units. The KELTIP gives the Corporation the flexibility to grant units which will vest over a three year period and will be subject to such performance targets and criteria as are stipulated at the time of any grant of units.

The Compensation Committee has determined that, initially at least, one-half of the total number of units to be granted will be Restricted Share Units (‘‘RSUs’’), which will vest over a three year period and be payable at the end of that period. The amount to be paid for each RSU will be the average of the closing prices of the common shares of the Corporation for the 20 trading days before the payment date. The remaining half of the units to be granted will be Performance Share Units (‘‘PSUs’’), which will only be paid to participants three years after grant if prescribed relative total shareholder return targets are met. When granted, each PSU will have a notional value equal to the value of a common share. Payments made in respect of PSUs, however, will be in a range of 0% to 200% of the initial value if the total shareholder return of the Corporation during the period from the date of grant to the date of payment exceeds target levels stipulated by the Committee at the time of grant. The total shareholder return targets will take into account the total shareholder return of a comparator group of North American companies which includes competitors of Fairmont in the hospitality industry. Units granted in 2004 range in value from 100% of base salary to 275%, in the case of the Chief Executive Officer.

Key Employee Stock Option Plan

The purpose of Fairmont’s key employee stock option plan (‘‘KESOP’’) is to assist and encourage key officers, employees and consultants of Fairmont and its subsidiaries and certain persons employed at hotel properties managed by the Corporation or its subsidiaries, to work towards and participate in the growth and development of Fairmont and its subsidiaries by granting stock options to such persons. Ten thousand stock options were granted to one newly appointed officer in 2004. Options granted under the KESOP are exercisable during a ten-year period from the date of grant, after a vesting period, and are granted at the closing price of a board lot of the shares on the TSX on the day preceding the date of grant. Unless modified by the board of directors, the terms of the KESOP provide that half of options become exercisable on the second anniversary of the grant and the balance on the third anniversary.

Stock appreciation rights (‘‘SARs’’) may also be granted to participants under the KESOP at the same time as the grant of an option. SARs, if granted, have the following terms: (a) one SAR is granted for every two optioned shares; (b) the reference price for a SAR is the same as the exercise price of the related option; (c) SARs may be exercised from time to time by an optionholder on and after the third anniversary of the grant date; (d) exercise of SARs results in a reduction in the number of optioned shares on the basis of one optioned share for each exercised SAR; (e) exercise of an option results in a reduction in the number of SARs on the basis of one SAR for each optioned share purchased in excess of 50% of the number of optioned shares; and (f) the expiry date of a SAR is ten years after the grant date. Fairmont will pay to the optionholder, for each exercised SAR, an amount equal to the closing price of a board lot of the shares on the TSX on the day of exercise, less the exercise price.

Executive Deferred Share Unit Plan

In connection with the Arrangement, the board of Fairmont approved the adoption of a deferred share unit plan (the ‘‘Executive DSU Plan’’). The Executive DSU Plan was designed to align the interests of participating executives of Fairmont and the shareholders of Fairmont by providing participants with the equivalent of an equity stake in Fairmont, prior to the date upon which the participants would be granted options under the KESOP. The Executive DSU Plan was intended to replicate the economic value to the participating executives of stock options, while recognizing that stock options could not be granted until after the completion of the Arrangement. Outstanding Fairmont deferred share units (the ‘‘Executive DSUs’’) are bookkeeping entries on the books of Fairmont, each of which had a value equal to the value of one Fairmont share when paid in July 2004. In July 2001, participants were granted the right to receive a number of Executive DSUs calculated with reference to both the number of options to be granted to them following the completion of the Arrangement and the increase in the share price of Fairmont shares from a base of $15.65 per share to the market value of the Fairmont shares on the date of grant of options under the KESOP, subject to a maximum increase of $3.13 per Fairmont share.

In October 2002, the Compensation Committee approved the acceleration and wind-up of the Executive DSU Plan for executives who opted to accelerate their Executive DSUs and to use the after-tax proceeds to purchase shares in the open market, thereby increasing their respective share ownership in the Corporation with the goal of achieving the minimum share ownership levels described below under ‘‘Fairmont Share Ownership Guidelines’’. All participants in the Executive DSU Plan opted to accelerate their DSUs and purchase shares except for Mr. Fatt due to the fact that he held a significant number of Fairmont shares. The shares acquired by the participating executive officers are subject to security arrangements which expired in July 2004. As part of the acceleration of the Executive DSUs, Executive DSU entitlements were grossed up for tax purposes in order to provide participants with the same after-tax value as would have been the case had the acceleration of the Executive DSUs been the exercise of stock options. In order to be entitled to the acceleration of the Executive DSUs, participating executives were required to exercise their vested options under the KESOP and to retain a net number of shares with a value equal to the after-tax proceeds from this exercise of options, to be credited towards the Corporation’s minimum share ownership levels.

Fairmont Share Ownership Guidelines

The Compensation Committee has determined that the minimum stock ownership for executive officers should be three times 2001 base salary for the Chief Executive Officer and two times 2001 base salary for other senior executives. With a reference price of Cdn$25.00 per share, the following are the minimum share ownership levels and current share ownership, respectively, for the Named Executive Officers: Mr. Fatt, 69,000/48,022 shares; Mr. Cahill, 33,600/36,424 shares; Mr. Storey, 33,000/28,612 shares; Mr. Patava, 24,800/19,220 shares; and Mr. Williams, 26,800/13,235 shares.

In connection with achieving these minimum share ownership levels, the Named Executive Officers and the Corporation effected the arrangements described under ‘‘Stock-Based Compensation Programs - Executive Deferred Share Unit Plan’’. In addition, and in furtherance of these ownership levels, the Compensation Committee adopted a policy that one-third of the after-tax STIP bonus paid to all executive officers shall be paid in shares of Fairmont acquired in the secondary market, unless the executive officer purchased an equal value of shares in the preceding year.

Non-executive members of the board of directors are subject to a minimum stock ownership guideline of 10,000 common shares. The directors’ DSUs are taken into account in the calculation of their minimum shareholdings. Executive officers and directors are entitled to achieve the applicable minimum level of share ownership over a five-year period from the date of their respective appointments or election, as applicable.

Chief Executive Officer Compensation

Fairmont and the Chief Executive Officer entered into a five year employment agreement (the ‘‘CEO Agreement’’) on July 1, 2003 (see ‘‘Agreements - CEO Employment Agreement’’ below) under which certain elements of Mr. Fatt’s compensation for the term of the CEO Agreement have been agreed. The CEO Agreement was entered into by the Corporation after careful assessment of the personal contribution of Mr. Fatt to the Corporation by the Compensation Committee and the board of directors. The Committee retained its legal counsel and its independent compensation consulting firm to advise it in the discussions leading to the execution of the CEO Agreement. Under the CEO Agreement, Mr. Fatt’s salary has been set at $700,000 for 2003 and, in each of the remaining years of the CEO Agreement, Mr. Fatt’s salary is to be such amount as is established by the board, with annual increases of not less than 3%. Mr. Fatt is to participate in each of the STIP and the KELTIP in each year of the term of the CEO Agreement, with a target award of not less than 80% and 200%, respectively, of his base salary for the year. Mr. Fatt’s participation in each of the STIP and the KELTIP is subject to performance measures and levels consistent with those established for other senior executives of the Corporation, with appropriate allowance for the position and responsibilities of the Chief Executive Officer. During the term of the CEO Agreement, Mr. Fatt will not be granted stock options under the KESOP. Upon the execution of the CEO Agreement, Mr. Fatt was granted 112,600 deferred share units (see ‘‘Agreements - CEO Employment Agreement’’).

The terms of the CEO Agreement were agreed following a careful assessment of the personal contribution of Mr. Fatt to the performance of Fairmont. The assessment of Mr. Fatt’s performance was based on a number of quantitative and qualitative factors which included corporate financial results, strategic planning and initiatives, effective control systems, personal leadership, succession planning and business acumen. The CEO Agreement provides Mr. Fatt assurance as to his base salary and the opportunity for rewards under the STIP and KELTIP, but is still consistent with the pay-for-performance philosophy of Fairmont’s executive compensation program. The Compensation Committee had the benefit of the advice of its legal counsel and its independent compensation consulting firm in considering the CEO Agreement. The CEO Agreement was recommended by the Compensation Committee and approved by the board of directors of Fairmont. The CEO received a cash bonus in respect of 2004 of $600,000. In determining the 2004 award for Mr. Fatt the Compensation Committee reviewed the criteria as outlined in the table entitled ‘‘2004 Short-Term Incentive Plan Criteria and Weighting’’. Mr. Fatt’s 2004 award reflects a target level payout. (See ‘‘Base Salary and other Short-Term Cash Compensation’’).

The CEO is entitled to certain severance benefits pursuant to the CEO Agreement with the Corporation. See ‘‘Agreements - Chief Executive Officer Employment Agreement’’.

Report of the Management Resources and Compensation Committee

The foregoing report has been made by the members of the Compensation Committee of the board of directors of Fairmont:

Stephen E. Bachand (Chairman)
Peter C. Godsoe
Michael J. Kowalski
David P. O’Brien

PERFORMANCE GRAPH

The following graph compares the total cumulative return for Cdn$l00 invested in shares on October 3, 2001, with the cumulative total return of the S&P/TSX Composite Index and the S&P 500 Hotels Index, to December 31, 2004.

Cumulative Shareholder Return

EXECUTIVE COMPENSATION

The following table sets out, for the periods indicated, the compensation of the Chief Executive Officer, the Chief Financial Officer and the next three most highly compensated executive officers of Fairmont (collectively, the Named Executive Officers) for the financial year ended December 31, 2004.

SUMMARY COMPENSATION TABLE

		Annual Compensation						Long-term Compensation

								Awards		Payouts

Name and Principal Position	Year	Salary ($)		Bonus ($)(b)		Other Annual Compensation ($)		Securities Under Options & SARs Granted (#)(f)	Shares or Units Subject to Resale Restrictions ($)(g)	LTIP Payouts ($)	All Other Compensation ($)
William R. Fatt,	2004	750,000		600,000		1,575,912(d	)	—	2,153,363	—	—
Chief Executive	2003	700,000		—		25,330		112,600	—	—	—
Officer	2002	550,000		733,000		36,905		59	—	—	12,859

Chris J. Cahill,	2004	425,000		297,500		17,556		—	998,351	—	—
President and Chief	2003	400,000		—		17,884		—	—	—	—
Operating Officer	2002	350,000		408,000		602,374(e	)	40,385	—	614,477	—

Thomas W. Storey,	2004	373,012(a	)	217,000(c	)	16,457		—	548,139	—	14,000(h	)
Executive Vice	2003	320,000		—		10,011		—	—	—	30,995(h	)
President, Development	2002	300,000		300,000(c	)	272,392(e	)	27,523	—	129,938	—

M. Jerry Patava,	2004	325,000		195,000		98,773		—	509,003	—	1,842,257(i	)
Executive Vice President,	2003	255,000		—		64,596		—	—	—	—
Chief Financial Officer	2002	235,000		235,000		347,241(e	)	25,858	—	396,850	—

John S. Williams,	2004	285,000		142,500		9,153		—	297,551	—	—
Executive Vice	2003	275,000		—		8,820		—	—	—	—
President, Operations	2002	250,000		208,000		289,139(e	)	19,401	—	336,956	—

(a)	Amount includes temporary relocation salary enhancement.

(b)	Unless otherwise indicated, amounts referred to in this table as ‘‘Bonus’’ are paid under the STIP and are actually paid in the first quarter of the following year.

(c)	Receipt of this amount was deferred by Mr. Storey.

(d)	Represents redemption of DSUs.

(e)
For 2002, included amounts grossed up for tax purposes pursuant to the acceleration of the Executive DSU Plan and subsequent purchase of shares. See ‘‘Stock-Based Compensation - Executive Deferred Share Unit Plan’’.

(f)	Includes Options and DSUs granted under the Executive DSU Plan.

(g)
Share unit value is based on TSX Close on grant date of January 5, 2004. Aggregate # and value of share units for each NEO are: Fatt (75,380 and $2,153,363), Cahill (34,948 and $998,351), Storey (19,188 and $548,139), Patava (17,818 and $509,003) and Williams (10,416 and $297,551). Dividends are credited on the share units if ordinary course cash dividends are paid on the Common Shares. See ‘‘Key Employee Long Term Incentive Plan’’.

(h)	Amounts included in 2003 and 2004 represent the Corporation’s match to the 401(k) and Executive Deferred Compensation Plans as described under ‘‘Pension Plans and Retirement Benefits’’.

(i)	Represents the lump sum benefits paid or payable to Mr. Patava under the Retirement Agreement. (See ‘‘Agreements - Former Chief Financial Officer Retirement Agreement’’).

LTIP AWARDS DURING 2004

NEO Name	Securities, Units or Other Rights	Performance of Other Period Until Maturation or Payment
William R. Fatt	75,380	3 years
Chris J. Cahill	34,948	3 years
Thomas W. Storey	19,188	3 years
M. Jerry Patava	17,818	3 years
John S. Williams	10,416	3 years

(a)	For further information regarding the determination of these awards and the calculation of amounts payable, see ‘‘Long Term Stock-Based Compensation Programs - Key Employee Long Term Incentive Plan.’’

AGGREGATED OPTION AND SAR EXERCISES DURING 2004 AND
YEAR-END OPTION AND SAR VALUES

The following table summarizes for each of the Named Executive Officers the aggregated option exercises during 2004 and the option values at December 31, 2004.

Name	Securities Acquired on Exercise (#)(a)	Aggregate Value Realized ($)(a)	Unexercised Options & SARs at Financial Year-End Exercisable/Unexercisable (#)(a)	Value of Unexercised in-the-money Options & SARs at Financial Year-End Exercisable/Unexercisable ($)(a)
William R. Fatt	—	—	316,937/200,000	3,972,873/2,406,158
(b)	—	—	—/112,600	—/3,816,778
Chris J. Cahill	—	—	122,392/124,214	1,399,310/1,293,200
Thomas W. Storey	—	—	75,001/80,503	810,915/831,392
M. Jerry Patava	—	—	81,713/79,504	961,561/827,674
John S. Williams	—	—	55,754/59,633	606,337/620,774

(a)	Unless otherwise indicated, the amounts relate to options granted under the KESOP.

(b)	Represents Mr. Fatt’s DSUs under the Executive DSU Plan. See ‘‘Long Term Stock-Based Compensation Programs—Executive Deferred Share Unit Plan’’.

Pension Plans and Retirement Benefits

Fairmont maintains contributory defined benefit pension plans (the ‘‘Basic Plans’’) pursuant to which pensions are paid to eligible officers and employees of the Corporation at retirement. Under the Basic Plans, the amount of pension is based on the sum of: (a) 1.3% of the average of the best five consecutive years or final 60 months of pensionable earnings (wages or salary) up to the Canada Pension Plan maximum pensionable earnings, multiplied by credited years of service; and (b) 2% of the average of the best five consecutive years or final 60 months of pensionable earnings in excess of the Canada Pension Plan maximum pensionable earnings multiplied by credited years of service. Credited years of service are limited to 35 years. The normal retirement age under the Basic Plans is 65. The pension is payable for the lifetime of the former member and continues to the surviving spouse at a rate of 50% or at a rate determined in accordance with the actuarial principles set out in the Basic Plans. Under the Basic Plans, the pension is limited to the maximum under the Income Tax Act (Canada).

Fairmont also maintains non-contributory supplemental pension plans (the ‘‘Supplemental Plans’’) in which executive officers and senior managers participate. The Supplemental Plans provide pension benefits in excess of the maximum provided under the Basic Plans. Short-term incentive plan awards (i.e. annual bonus) are included in the calculation of pensionable earnings (the best five-year average of such awards is limited to the individual’s target award level at retirement). The Supplemental Plans provide additional benefits for executives who join a Basic Plan in mid-career.

Under one of the Supplemental Plans, retiring participants, including Messrs. Fatt, Patava and Storey, may elect to receive, in a lump sum, the present value, at the date of retirement, of the pension benefits payable to them under such plans, together with an adjustment in respect of the accelerated taxation incurred upon such receipt.

The following table shows the aggregate annual pension payable under the Basic Plans and Supplemental Plans to participants in the specified compensation and years of service categories assuming retirement at age 65 based upon the defined benefit pension provisions in effect during 2004.

PENSION PLAN TABLE

	Years of Service
Remuneration ($)	15 ($)	20 ($)	25 ($)	30 ($)	35 ($)
200,000	102,000	114,000	122,000	128,000	132,000
300,000	158,000	175,000	187,000	196,000	202,000
400,000	216,000	238,000	253,000	264,000	272,000
500,000	273,000	299,000	318,000	332,000	342,000
600,000	334,000	364,000	385,000	401,000	412,000
700,000	390,000	426,000	451,000	469,000	482,000
800,000	453,000	491,000	519,000	538,000	552,000
900,000	511,000	553,000	584,000	607,000	622,000
1,000,000	569,000	616,000	650,000	675,000	692,000

The respective years of credited service for pension plan purposes as of December 31, 2004, and at age 65 for the Named Executive Officers are: Mr. Fatt, 17 and 28; Mr. Patava, 14 and 28, Mr. Cahill, 12 and 25, Mr. Storey, 4 and 21, and Mr. Williams, 10 and 13. Mr. Patava elected to receive the present value of his pension entitlements as at the date of his retirement, as noted above.

Under the CEO Agreement, Mr. Fatt will continue to participate in the Basic Plans and the Supplemental Plans, but without early retirement reduction. In addition, he will accrue pensionable service under the Supplemental Plans at an accelerated rate of 2.1875 years per year until June 30, 2007 and one year of continuous employment thereafter. See ‘‘Agreements - CEO Employment Agreement’’.

Under the Retirement Agreement (see ‘‘Agreements - Former Chief Financial Officer Retirement Agreement’’), Mr. Patava will receive the equivalent of two additional years of pension entitlements and his pension will be payable without reduction for early retirement from age 60 instead of 65.

Officers of the Corporation located in the United States are entitled to participate in the Fairmont Hotels & Resorts Retirement Plan for U.S. Employees. This plan provides an employer match of 50% of the first 6% of an employee contribution. The total amount of the contribution is limited to the legal maximum established by the Internal Revenue Service. Officers are also entitled to participate in a deferred compensation arrangement which provided for a company match of 50% of the first 10% of employee deferral to December 31, 2004 and 60% of the first 10% of employee deferral thereafter, less any amount matched under the Fairmont Hotels & Resorts Retirement Plan for U.S. Employees.

Mr. Storey also participates to a limited extent in the Fairmont Hotels & Resorts Salary Continuation Plan, which provides a 10-year benefit of 40% of the average of the final five years compensation comprising of salary and short-term incentive plan awards beginning at age 65. No benefit is payable for participants leaving the Corporation prior to age 60. Mr. Storey’s accrual of further credited service in this plan ceased on December 31, 2003, at which date he had 3 years of credited service.

In September 2004, Mr. Storey transferred to Fairmont’s corporate office in Canada from his employment with Fairmont Hotels & Resorts (U.S.) Inc. in the United States. As a result of the transfer, certain adjustments have been made to Mr. Storey’s compensation in order to ensure that his level of after-tax compensation in Canada remains equivalent to that which he received while employed by the Corporation in the United States (see ‘‘Agreements - Executive Vice President - Business Development and Strategy’’). In addition, effective January 1, 2005, Mr. Storey began to participate in the Corporation’s Basic Plans and Supplemental Plans.

Upon retirement, Named Executive Officers are entitled to certain life insurance, medical and dental benefits, and are also able to participate in the Fairmont employee hotel accommodation program, which provides for discounted hotel room rates and food and beverage charges.

The following table provides information regarding the estimated total annual pension benefits, annual service costs and accrued pension liabilities in respect of each Named Executive Officer.

EXECUTIVE PENSION DISCLOSURE

Name	Assumed Retirement Date	Annual Pension Benefits Payable at Retirement Date		2004 Service Costs	Obligation at December 31, 2004
William R. Fatt	June 30, 2007	$775,000		$1,149,000	$9,779,000
Chris J. Cahill	Age 60	$355,000		$132,000	$1,924,000
Thomas W. Storey	Age 60	$331,000		$22,000	$1,389,000
M. Jerry Patava	December 31, 2004	$96,000(a	)	$122,000	$1,146,000
John S. Williams	December 31, 2005	$162,000		$168,000	$1,824,000

(a)	Pension starting on October 31, 2008.

(b)	The main assumptions used to determine the figures in the above table are as follows:

- Discount rate: 5.75% per year

- Salary increase: 4.0% per year

- Bonus payment: at target level

- Retirement age for the purpose of calculating service costs and obligations corresponds to the assumed retirement date or age shown in the table except for M. Jerry Patava (age 60 assumed); Chris J. Cahill and John Williams (age 65 assumed).

Agreements

Severance Agreements

The Named Executive Officers are entitled to receive, pursuant to the terms of severance agreements between Fairmont and the Named Executive Officers, severance benefits if a change in control of the Corporation occurs and, within the three-year period following the change in control, the individual’s employment is terminated by Fairmont other than for cause, disability, retirement or death, or by the individual for defined reasons such as a change in responsibilities or a reduction in salary or benefits. In such event, the Named Executive Officer will receive: accrued salary to termination; up to 24 months salary, and in the case of the CEO, 36 months salary; amounts under the STIP. KELTIP, deferred share unit plan, KESOP, as applicable; life and health insurance for up to 24 months and in the case of the CEO, 36 months; pay for vacation not-taken; career counseling until new employment found, and financial counseling, costs of annual physical examination and club fees for up to 24 months, and in the case of the CEO, 36 months, or a lump sum payment equal to three times these perquisites in the termination year; option to purchase company car, plus expenses for its use for up to 24 months, and in the case of the CEO, 36 months; lump sum payment equal to the present value of any housing loan; assistance for relocating in next 12 months, including a lump sum payment for loss of market value; a lump sum for professional membership fees for up to 24 months and in the case of the CEO, 36 months; lump sum payment equivalent to pension benefits and retirement arrangements and to non-registered pension benefits; and legal fees and expenses arising from termination. The Named Executive Officer is not required to mitigate the amount of any payment provided for by seeking other employment or otherwise, nor will the amount of any payment or benefit be reduced by any compensation earned by the individual with another employer or self-employment.

Chief Executive Officer Employment Agreement

The Corporation and Mr. Fatt entered into the CEO Agreement on July 1, 2003 for a term of five years, subject to any renewal or earlier termination in accordance with the terms of the CEO Agreement. The CEO Agreement superceded the Change in Control Agreement entered into between Mr. Fatt and Canadian Pacific Limited (as the Corporation was then known) in December, 1999. Under the CEO Agreement, Mr. Fatt continues as the Chief Executive Officer of the Corporation. Mr. Fatt agreed to devote his full time and attention to the affairs of the Corporation, subject to his continuing to be entitled to serve as a member of those corporate, civic or charitable boards of directors on which he was a member on July 1, 2003, or other such boards as are subsequently approved by the board of directors. The Corporation and Mr. Fatt agreed on various matters related to Mr. Fatt’s compensation and his supplemental pension entitlements, as described above (see ‘‘Report on Executive Compensation - Chief Executive Officer Compensation’’ and ‘‘Executive Compensation - Pension Plans and Retirement Benefits’’). In addition, the Corporation granted Mr. Fatt 112,600 deferred share units (‘‘CEO DSUs’’) upon execution of the CEO Agreement. The CEO DSUs have no monetary value before July 1, 2006; if Mr. Fatt is employed by the Corporation on that date, he will be entitled upon request made prior to December 31, 2006, to receive an amount for each CEO DSU equal to the average of the closing prices of the common shares of Fairmont for the five trading days before the date of such request. In addition to these matters, the CEO Agreement provides for the continuation of Mr. Fatt’s participation in the benefit plans and perquisite programs of the Corporation, as provided to Mr. Fatt on July 1, 2003. The CEO Agreement also covers matters related to the termination of Mr. Fatt’s employment. If his employment is terminated without cause, Mr. Fatt will be entitled to receive the benefits described under ‘‘Executive Compensation - Agreements - Severance Agreements’’ but for a period of 24 months instead of the 36 months which apply following a change in control. Mr. Fatt’s employment may be terminated for cause without any compensation except for base salary earned to the date of such termination, provided, however, that if such termination occurs prior to his 56th birthday, his vested pensions payable under the Basic Pension Plans and the Supplemental Plans shall be payable commencing at age 65 and if such termination occurs on or after his 56th birthday, his vested pension payable under the Supplemental Plans will be payable commencing at age 60. If Mr. Fatt voluntarily resigns his employment with the Corporation prior to June 30, 2007, he will not be entitled to any acceleration or vesting of any STIP, KELTIP, KESOP or DSU awards; in such event, however, he will be entitled to all vested pension benefits under the Basic Pension Plans and the Supplemental Plans and such benefits shall be payable commencing at age 60, subject to the normal retirement reduction applicable under the Supplemental Plans. If Mr. Fatt voluntarily resigns his employment after June 30, 2007, he will be entitled to all vested pension benefits under the Basic Pension Plans and the Supplemental Plans, without early retirement reduction. Mr. Fatt has agreed to non-competition and non-solicitation covenants which would apply following his termination of employment with the Corporation of 18 months following his resignation and 24 months following any termination of employment where he receives any severance payments under the CEO Agreement.

Former Chief Financial Officer Retirement Agreement

The Corporation and Mr. Patava entered into an agreement (the ‘‘Retirement Agreement’’) on August 31, 2004 in respect of certain terms and conditions of Mr. Patava’s retirement from the Corporation. Mr. Patava retired as the Chief Financial Officer of the Corporation on January 1, 2005. Under the Retirement Agreement, the Corporation and Mr. Patava agreed on various matters related to Mr. Patava’s post-retirement compensation. On January 7, 2005, the Corporation provided Mr. Patava with a lump sum payment of $1,103,502, representing twenty-four months of his base salary and STIP bonus for the same period. In addition, Mr. Patava will be entitled to receive a STIP entitlement in respect of the fiscal 2004 year (see ‘‘Report on Executive Compensation - Base Salary and Other Short-Term Cash Compensation’’) and supplemental pension entitlements (see ‘‘Executive Compensation - Pension Plans and Retirement Benefits’’). The Corporation will also provide Mr. Patava with a proportional payout in respect of the KELTIP for the fiscal 2004 year and Mr. Patava will be permitted until February 1, 2007 to exercise any vested options held by him under the KESOP plan as of January 1, 2005 and to exercise at any time before January 31, 2007 any unvested options that vest before January 1, 2007. In addition to these matters, the Retirement Agreement provides for the continuation of Mr. Patava’s participation in certain of the benefit plans and perquisite programs of the Corporation, as provided to Mr. Patava on August 31, 2004 until January 1, 2007, subject to certain exceptions. Mr. Patava has agreed to non-competition and non-solicitation covenants which apply from the date of the Retirement Agreement until January 1, 2007.

Executive Vice President, Business Development and Strategy Relocation Agreement

On December 8, 2004, the Board of Directors approved a letter agreement (the ‘‘Relocation Agreement’’) in respect of certain terms and conditions of Mr. Storey’s relocation to Canada in September 2004 from his employment with Fairmont Hotels & Resorts (U.S.) Inc. in the United States. Under the Relocation Agreement, the Corporation and Mr. Storey agreed on various additional benefits to be provided to Mr. Storey in order to ensure that his after-tax compensation in Canada is equivalent to that which he received while employed by the Corporation in the United States. The Relocation Agreement provides that in the event of termination with or without cause, the pension accrued by Mr. Storey under the Fairmont Hotels & Resorts Salary Continuation Plan as of December 31, 2003 and the pension derived from the account balance attributable to the employer-paid portion of the US Deferred Compensation Plan will, subject to certain actuarial adjustments, be deemed to be part of the Basic Plans as if they were fully vested. In addition, in the event of voluntary termination or involuntary termination with cause, the amount of pension provided to Mr. Storey under the Supplemental Plans and in accordance with the Relocation Agreement will vest at the rate of 25% each July 1st until July 1, 2008, such that the pension entitlements will be fully vested on July 1, 2008 provided that, in the case of involuntary termination following a change of control before July 1, 2008, such pension entitlements will vest immediately.

SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS

The table below sets out information regarding compensation plans of the Corporation under which equity securities of the company are authorized for issuance as of December 31, 2004.

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights	Weighted-average exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in the first column)
Equity compensation plans approved by securityholders	3,413,738	C$26.74	2,618,384
Equity compensation plans not approved by securityholders	—	—	—
Total	3,413,738	C$26.74	2,618,384

(a)	The numbers shown in the table relate to the KESOP and DSOP. See ‘‘Key Employee Stock Option Plan’’ and ‘‘Director Stock Option Plan’’ for narrative description of material features of these plans.

DIRECTORS’ AND OFFICERS’ LIABILITY INSURANCE

Fairmont maintains Directors’ and Officers’ Liability Insurance with policy limits of $125,000,000 in the aggregate, subject to a deductible of $2,500,000 each loss for U.S. claims and $1,000,000 for all other claims. Generally, under this insurance, Fairmont is reimbursed for payments made under corporate indemnity provisions on behalf of its directors and officers, and individual directors and officers (or their heirs and legal representatives) are insured for losses arising during the performance of their duties for which they are not indemnified by Fairmont. Major exclusions from coverage include claims arising from illegal acts, those acts which result in illegal personal profit, violation of any fiduciary duty under the U.S. Employee Retirement Income Security Act of 1974, pollution damage (except for resultant shareholder actions) and claims brought by a director or officer against another director or officer or by Fairmont against a director or officer except for shareholder derivative actions. For the year ended December 31, 2004, the total annual premium in respect of such insurance was $1,526,210 which was paid entirely by Fairmont. The aggregate amount of the premium paid by the directors and officers of Fairmont in respect of the year 2004 was approximately Cdn.$500 and Cdn.$1,275 respectively.

ADDITIONAL INFORMATION

Additional information about Fairmont is contained in the Annual Information Form that has been filed with the securities commissions or similar authorities in Canada, and under cover of Form 40-F with the U.S. Securities Commission. Copies of the Annual Information Form, this Management Proxy Circular, the annual audited financial statements, any interim financial statements filed subsequent to the filing of the most recent annual financial statements and related Management’s Discussion and Analysis for such financial statements are available upon request from Fairmont’s Corporate Secretary, as well as on Fairmont’s website (www.fairmont.com) and SEDAR (www.sedar.com).

Shareholder Proposals

For the next annual meeting of the Corporation, shareholders must submit any proposal that they wish to be considered at such meeting by December 15, 2005.

DIRECTORS’ APPROVAL

The contents of this Circular and the sending of it to each shareholder entitled to receive notice of the Meeting, to each director, to the auditors of Fairmont and to the appropriate governmental agencies, have been approved by the board of directors of Fairmont.

Terence P. Badour
Executive Vice President, Law and Administration and Corporate Secretary
Dated at Toronto, Ontario
March 1, 2005

APPENDIX A

STATEMENT OF CORPORATE GOVERNANCE PRACTICES

Fairmont is committed to practices associated with sound corporate governance. The board of directors and its various committees continuously evaluate and improve the Corporation’s corporate governance policies and procedures. Over the last few years, there have been extensive regulatory changes based on reforms arising out of the Sarbanes Oxley Act of 2002 (‘‘SOX’’), the reforms of the United States Securities and Exchange Commission (‘‘SEC’’), the new listing requirements of the New York Stock Exchange (‘‘NYSE’’), the newly promulgated and/or proposed rules and guidelines of the Canadian Securities Administrators (‘‘CSA’’) and the guidelines for improved corporate governance of the Toronto Stock Exchange. Fairmont continues to monitor these changes and as clarification on each is available, appropriate action is taken, including the appropriate adoption of voluntary policies and procedures.

With shares listed on exchanges in Toronto and New York, Fairmont continuously reviews its governance policies and practices against international standards under the direction of its Corporate Governance and Nominating Committee. In accordance with applicable standards in Canada and the United States, the Corporation annually discloses its corporate governance practices. Those practices are discussed in the context of the principles set out below which reflect the Toronto Stock Exchange corporate governance disclosure guidelines.

Toronto Stock Exchange Corporate Governance Guideline			Does Fairmont Align?	Fairmont Governance Practices

1.	The board of directors should explicitly assume responsibility for stewardship of the Corporation and without limitation, the following matters:		yes
The board supervises the management of the Corporation’s businesses with a view to enhancing shareholder value. It delegates to management the authority and responsibility for day-to-day affairs.

	(a)	adoption of a strategic planning process and approval of a strategic plan which takes into account the opportunities and risks of the business;
A full-day board meeting is specifically set aside each year for a substantial strategic planning session in which the board reviews and discusses strategies developed by management. In addition, the Corporation’s general strategies and their implementation are discussed regularly at meetings of the board. In the context of strategic planning, the board contributes to strategic direction and choices by reviewing how Fairmont identifies strategic opportunities as well as which opportunities should be pursued. Consideration is given by the board as to how the strategic environment changes over time and how the Corporation should adopt to changing circumstances.

Toronto Stock Exchange Corporate Governance Guideline		Does Fairmont Align?	Fairmont Governance Practices

(b)	identification of principal business risks and monitoring the effectiveness of the Corporation’s internal control and management information systems to safeguard assets and support compliance;
Essential to strategic planning is assessing and understanding business risks and related control systems. The board helps set limits with respect to business risks, to the extent they can be managed, and approves strategies for minimizing risks.

The board, through the Audit Committee and the Environmental and Safety Committee, requires management to put into place systems to address risks and to periodically report to the board on these systems and risks. Implementation of these strategies are then monitored by the board.

(c)	succession planning for the Corporation including appointing, monitoring, evaluating, and selecting senior management;
While the board of directors as a whole retains plenary responsibility for the relationship with the senior officers of the Corporation, the Management Resources and Compensation Committee reviews, reports and, where appropriate, provides recommendations to the board on the appointment of officers, existing management resources and succession plans for officers, including the Chief Executive Officer.

(d)	overseeing a communications policy for the Corporation; and
It is the policy of the Corporation to comply with all applicable requirements concerning public disclosure. The Corporation has adopted a general disclosure policy and related policies including a policy on selective disclosure. It has also appointed a disclosure committee comprised of senior management to monitor public disclosure and ensure compliance with all applicable requirements. In accordance with the legislative requirements of SOX as well as the applicable SEC releases and the various requirements and proposed guidances of the OSC, the Corporation’s disclosure control system also includes, in addition to such policies and its disclosure committee, a systematic process for gathering relevant information within the businesses conducted by Fairmont to ensure that the Corporation is able to meet its timely disclosure obligations in compliance with the NYSE Standards and the TSX Principles. In addition, material documents such as the annual report and the annual financial statements, management’s discussion and analysis, the proxy circular, the annual information form and quarterly financial statements are reviewed and, where required, approved by the board or one of its committees, in each case before they are distributed.

Toronto Stock Exchange Corporate Governance Guideline	Does Fairmont Align?	Fairmont Governance Practices

Under the guidance of the board and senior management, the Corporation’s investor relations personnel are responsible for making ongoing disclosure and responding to inquiries from shareholders and other stakeholders. The Corporation’s investor relations personnel are available to shareholders by telephone and fax and the Corporation maintains an extensive investor relations section on its website.

Quarterly earnings conference calls are broadcast live over the Internet through the Corporation’s website and are accessible on a live and recorded basis by telephone. Presentations at investor conferences are promptly made available on the Corporation’s website or via telephone.

	(e)	overseeing the integrity of internal control and management information systems.

The board has delegated responsibilities for oversight of internal control to the Audit Committee. The charter for the Audit Committee provides for Audit Committee oversight of the internal audit functions within the Corporation. As part of its oversight responsibilities, the Audit Committee meets with internal auditors on a regular basis. Often these meetings include an in-camera meeting with internal auditors. The Audit Committee oversees the integrity of the Corporation’s internal control and management information systems.

2.	A majority of the board of directors is ‘‘unrelated’’ in that they are independent from management and free from conflicts of interest.		yes

Toronto Stock Exchange Corporate Governance Guideline	Does Fairmont Align?	Fairmont Governance Practices

In determining whether or not directors are ‘‘unrelated’’ or ‘‘independent’’, two concepts which the board considers to be interchangeable, the board employs the general tests set out below, and in addition, takes into account various other factors, including whether or not any material payments are made by the Corporation to any directors or to any affiliates of any of the directors.

In undertaking this assessment, the board takes into account the NYSE Standards and the recently proposed CSA rules and guidelines concerning the disclosure of corporate governance practices, as well as an overall test which involves an assessment of whether each director is independent of management and free from any interest in any business or other relationships which could, or could reasonably be perceived to, materially interfere with the director’s ability to act with a view to the best interests of the Corporation.

3.	The board has responsibility for applying the definition of ‘‘unrelated director’’ to the circumstances of each individual director and for disclosing annually the analysis of the application of the principles supporting its conclusion. Management directors are related directors.	yes
Based on its assessments, the board has determined that Mr. Fatt, the Chief Executive Officer of the Corporation, was the only related and non-independent director during 2004, and that each of the other proposed directors of the Corporation except for Mr. Badour, who is an officer of the Corporation, are unrelated and independent.

In addition, the board has determined that a majority of the Board, including the Chairman, is ‘‘independent’’ within the meaning of the NYSE Corporate Governance rules and the proposed CSA guidelines.

4.	The board of directors should appoint a committee of directors composed exclusively of outside directors, a majority of whom are unrelated directors, with the responsibility for proposing to the full board new nominees to the board and for assessing directors on an ongoing basis.	yes

Toronto Stock Exchange Corporate Governance Guideline	Does Fairmont Align?	Fairmont Governance Practices

The mandate of the Corporate Governance and Nominating Committee of the board includes:

▪ recommending candidates for election to the board;

▪ reviewing, on an annual basis, credentials of nominees for re-election;

▪ recommending candidates for filling vacancies on the board; and

▪ developing and recommending to the board a set of corporate governance principles applicable to the Corporation

The Corporate Governance and Nominating Committee engages the services of a search firm to assist in the identification of possible qualified candidates for election to the board. Fairmont has a policy that requires directors to retire at the age of 70.

All members of the Corporate Governance and Nominating Committee are unrelated.

5.	Every board of directors should implement a process to be carried out by the nominating committee for assessing the effectiveness of the board as a whole, the committees of the board and the contribution of individual directors.	yes
The mandate of the Corporate Governance and Nominating Committee includes:

▪ assessing the effectiveness of the board as a whole and making recommendations to improve the board’s effectiveness;

▪ reviewing the performance of the board and, to the extent deemed necessary by the committee, the performance of the Chairman of the board and individual directors; and

▪ reviewing the composition of the various committees of the board, including itself, and making recommendations to the board.

▪ In 2004, the Corporate Governance and Nominating Committee retained an independent consultant to assist it in implementing a comprehensive process to assess the effectiveness of the Board. This process included a written survey of all directors and individual interviews of Board members to assess the effectiveness of the Board as a whole, its Committees and individual directors. The consultant reviewed the results of these activities in detail with the Committee, following which the Committee reported to the Board. As a result of this process, the Board has refined its practices.

Toronto Stock Exchange Corporate Governance Guideline	Does Fairmont Align?	Fairmont Governance Practices

6.	Every corporation should provide an orientation and education program for new recruits to the board.	yes

New directors are provided with orientation sessions with key officers as well as an opportunity to examine key assets and learn about the industry. Presentations are made regularly to the board on different aspects of Fairmont’s business and operations.

The Corporation’s Executive Vice President, Law and Administration and Corporate Secretary prepares a ‘‘Director’s Manual’’ for new and existing directors, which is updated annually and distributed to the full board.

7.	The board of directors should examine its size and undertake, where appropriate, a program to establish a board size which facilitates effective decision-making.	yes

The Corporation believes that its board must have enough directors to carry out its duties efficiently while presenting a diversity of views and experience. On an annual basis, the board reviews the contributions of the directors and considers whether the size of the board promotes effectiveness and efficiency.

8.	The board of directors should review the adequacy and form of compensation of directors and ensure the compensation realistically reflects the responsibilities and risk involved in being an effective director.	yes

The mandate of the Corporate Governance and Nominating Committee includes reviewing and recommending the remuneration of directors to the board. The Committee obtains the advice of an independent compensation consultant on director compensation. The Committee reviews the compensation of Fairmont directors in light of this advice, trends in director compensation, the time commitment required, compensation provided by comparable companies and the risks and responsibilities of directors of Fairmont. In 2003, as a result of this review, the Committee recommended, and the Board approved, the suspension of grants of stock options to directors and, in lieu of such grants, the payment of an additional annual retainer payable in deferred share units under the Directors’ Deferred Share Unit Plan.

Toronto Stock Exchange Corporate Governance Guideline		Does Fairmont Align?	Fairmont Governance Practices

9.	Subject to Guideline 13, committees of the board of directors should generally be composed of non-management directors, a majority of whom are unrelated directors, although some board committees may include one or more management directors.	yes
Currently, all of the board committees are composed of only independent, unrelated directors.

10.
Every board of directors should expressly assume responsibility for, or assign to a committee of directors, the general responsibility for developing the corporation’s approach to governance issues. This committee would, among other things, be responsible for the corporation’s response to these governance guidelines.
yes
The mandate of the Corporate Governance and Nominating Committee includes responsibility for the board’s approach to corporate governance issues such as:

▪ monitoring developments in corporate governance theory and practice;

▪ reviewing the mandates of the board’s committees and recommending changes;

▪ recommending the composition of the various committees of the board; and

▪ undertaking such other initiatives as are needed to help the board deliver effective corporate governance.

Toronto Stock Exchange Corporate Governance Guideline	Does Fairmont Align?	Fairmont Governance Practices

Under the direction of the Corporate Governance and Nominating Committee, Fairmont has continued to pursue its policy of continuously improving its corporate governance practices. Recent refinements to its practices have included:

▪ enhancements to its disclosure practices, including the disclosure contained in the Circular;

▪ implementing a policy with respect to approval of non-audit related services by the Corporations’ auditors;

▪ reviewing and revising the terms of reference of each of the Committees of the Board;

▪ posting the Corporation’s Code of Ethics on the Fairmont web site (www.fairmont.com);

▪ implementing a comprehensive process of assessing the effectiveness of the Board, ▪ its Committees and individual directors, as described under Guideline 5;

▪ adopting the practice of having the full Board approve interim financial statements and the related press release following approval by the Audit Committee;

▪ reviewing and changing the compensation paid to directors, as described under Guideline 8; and

▪ refining the practices by which directors give feedback to the Corporation on the quality and timeliness of information provided to the board in connection with the exercise of its responsibilities.

11.	The board of directors, together with the Chief Executive Officer, should develop position descriptions for the board and for the Chief Executive Officer, including the definition of the limits to management’s responsibilities. In addition, the board should approve or develop the corporate objectives which the Chief Executive Officer is responsible for meeting and assess the Chief Executive Officer against these objectives.	yes
The board’s primary responsibility is to foster the long-term success of the Corporation consistent with the board’s fiduciary responsibility to the shareholders to maximize shareholder value.

Toronto Stock Exchange Corporate Governance Guideline	Does Fairmont Align?	Fairmont Governance Practices

The board of directors has plenary power. The board has adopted its own terms of reference, position descriptions and standing authorities which were prepared to assist the board and management in clarifying responsibilities and ensuring effective communication between the board and management.

The Chief Executive Officer’s objectives are determined annually by the Management Resources and Compensation Committee. These objectives include the general mandate to manage the Corporation and its businesses, including physical, financial and human resources, and to maximize shareholder value over time. In addition, the board has authorized the Chief Executive Officer to approve the commitment of funds for any non-budgeted transaction (consistent with the approved business plan of the Corporation) within a set monetary limit; approve the commitment of the Corporation for any budgeted or otherwise approved transaction, regardless of the monetary limit; and authorized the Chief Executive Officer to delegate authority to other officers and employees to commit the Corporation within set monetary limits.

The Management Resources and Compensation Committee approves the Chief Executive Officer’s general objectives on an annual basis and reviews the corporate targets for which the Chief Executive Officer has responsibility. These are then reviewed by the full board.

12.	Every board of directors should implement structures and procedures which ensure that the board can function independently of management.	yes
The Corporate Governance and Nominating Committee is responsible for ensuring that the board functions independently of management.

An appropriate structure would be to (i) appoint a chair of the board who is not a member of management with responsibility to ensure the board discharges its responsibilities or (ii) assign this responsibility to a non-management director, sometimes referred to as the ‘‘lead director’’.

The chair or lead director should ensure that the board carries out its responsibilities effectively which will involve the board meeting on a regular basis without management present and may involve assigning the responsibility for administering the board’s relationship to management to a committee of the board.

Toronto Stock Exchange Corporate Governance Guideline	Does Fairmont Align?	Fairmont Governance Practices

The Chairman of the Board is not a member of management and is responsible for ensuring that the board discharges its responsibilities in an independent and effective manner. He is also chairman of the Corporate Governance and Nominating Committee.

The board acts in a supervisory role and expects management to:

▪ present a comprehensive annual budget and report on the Corporation’s financial performance against the annual budget;

▪ report regularly on the Corporation’s business and affairs, and on any matters of material consequence for the Corporation and its shareholders; and

▪ maintain an ongoing review of the Corporation’s strategies and their implementation in light of evolving conditions.

The board meets on a regular basis without the Chief Executive Officer and any other members of management present

13.	The audit committee of every board of directors should be composed only of unrelated directors. All of the members of the audit committee should be financially literate and at least one member should have accounting or related financial expertise. Each board shall determine the definition of and criteria for ‘‘financial literacy’’ and ‘‘accounting or related financial expertise’’.

The board should adopt a charter for the audit committee which sets out the roles and responsibilities of the audit committee which should be specifically defined so as to provide appropriate guidance to audit committee members as to their duties. The audit committee should have direct communication channels with the internal and external auditors to discuss and review specific issues as appropriate

Toronto Stock Exchange Corporate Governance Guideline	Does Fairmont Align?	Fairmont Governance Practices

The audit committee duties should include oversight responsibility for management reporting on internal control. While it is management’s responsibility to design and implement an effective system of internal control, it is the audit committee to ensure that management has done so.
yes

Fairmont’s Audit Committee is comprised entirely of unrelated directors each of whom are financially literate and one member is designated an ‘‘audit committee financial expert’’ in accordance with the applicable requirements. Its mandate includes:

▪ monitoring audit functions and the preparation of financial statements;

▪ reviewing management’s actions in relation to the preparation of financial statements and the maintenance of internal controls and the integrity of management information systems;

▪ reviewing the Corporation’s financial reporting in connection with the annual audit and the preparation of financial statements;

▪ discussing with management the Corporation’s internal controls, including policies and procedures for risk management;

▪ reviewing audit plans of the internal and external auditors;

▪ recommending external auditors and their fees; and

▪ meeting with the internal and external auditors independently of management.

In addition to meeting the requisite TSX Principles, the Audit Committee is in compliance with all applicable requirements of the Ontario Securities Commission, the NYSE and the Securities and Exchange Commission.

All members of the Corporation’s Audit Committee sit on three or fewer other audit committees.

14.
 The board of directors should implement a system which enables an individual director to engage an outside advisor at the expense of the company in appropriate circumstances. The engagement of the outside advisor should be subject to the approval of an appropriate committee of the board.
yes
Individual directors may, with the authorization of the Corporate Governance and Nominating Committee, engage outside advisors at the expense of the Corporation.

APPENDIX B

BACKGROUND TO AND SUMMARY OF AMENDED AND RESTATED RIGHTS PLAN

The purpose of the Rights Plan Resolution is to enable the Corporation to continue to have in place the protection afforded by the Amended and Restated Rights Plan, which is in a form similar to that adopted by many Canadian corporations. At the present time, the Corporation has no knowledge of any take-over bid, or any intended take-over bid, from any person. The Amended and Restated Rights Plan does not in any way alter the financial condition of the Corporation or its current business plans.

Background

The primary objective of the Amended and Restated Rights Plan is to provide the board sufficient time to explore and develop alternatives for maximizing shareholder value if a take-over bid is made for the Corporation and to provide every shareholder an equal opportunity to participate in such a bid. The Amended and Restated Rights Plan encourages a potential acquiror to proceed either by way of a Permitted Bid (as defined in the Amended and Restated Rights Plan), which requires the take-over bid to satisfy certain minimum standards designed to promote fairness, or with the concurrence of the board.

In recommending the Amended and Restated Rights Plan, the board considered the legislative framework in Canada governing take-over bids. Under provincial securities legislation, a take-over bid generally means an offer to acquire voting or equity shares of a corporation, where the shares subject to the offer to acquire, together with shares already owned by the bidder and any person or company acting jointly or in concert with the bidder, aggregate 20% or more of the outstanding shares of a corporation.

The existing legislative framework for take-over bids in Canada continues to raise the following concerns for shareholders of the Corporation:

(i) Time - Current legislation permits a take-over bid to expire 35 days (21 days in the Province of Quebec) after it is initiated. The board is of the view that this is not sufficient time to permit shareholders to consider a take-over bid and make a reasoned and unhurried decision.

(ii) Pressure to Tender - A shareholder may feel compelled to tender to a take-over bid which the shareholder considers to be inadequate out of a concern that in failing to do so, the shareholder may be left with illiquid or minority discounted shares. This is particularly so in the case of a partial take-over bid for less than all of the shares, where the bidder wishes to obtain a control position but does not wish to acquire all of the shares. The Amended and Restated Rights Plan provides the shareholder with a tender approval mechanism, which is intended to ensure that the shareholder can separate the decision to tender from the approval or disapproval of a particular take-over bid.

(iii) Unequal Treatment: Full Value - While existing provincial securities legislation has substantially addressed many concerns in this regard, there remains the possibility that control of the Corporation may be acquired pursuant to a private agreement in which one or a small group of shareholders dispose of shares at a premium to market price which premium is not shared with the other shareholders. In addition, a person may slowly accumulate shares through stock exchange acquisitions which may result, over time, in an acquisition of control without payment of fair value for control or a fair sharing of a control premium among all shareholders.

While the Amended and Restated Rights Plan is intended to regulate certain aspects of take-over bids for the Corporation, it is not intended to deter a bona fide attempt to acquire control of the Corporation if the offer is made fairly. The Amended and Restated Rights Plan does not diminish or otherwise affect the duty of the board to give due and proper consideration to any offer that is made and to act honestly, in good faith and in the best interests of the shareholders.

Summary of the Amended and Restated Rights Plan

The following is a summary of the principal terms of the Amended and Restated Rights Plan. A shareholder or any other interested party may obtain one or more copies of the Amended and Restated Rights Plan by contacting the Executive Vice President, Law and Administration and Corporate Secretary of the Corporation at Fairmont Hotels & Resorts Inc., Canadian Pacific Tower, 100 Wellington Street West, Suite 1600, TD Centre, P.O. Box 40, Toronto, Ontario, M5K 1B7.

Effective Date - If approved by the shareholders at the Meeting, the Amended and Restated Rights Plan will take effect immediately after the Meeting (the ‘‘Effective Date of the Rights Plan’’).

Term - If the Amended and Restated Rights Plan is approved at the Meeting, it will then be in effect until the end of the annual meeting of shareholders of the Corporation to be held in 2006 unless the Amended and Restated Rights Plan is reconfirmed at that meeting by the shareholders. If the Amended and Restated Rights Plan is so reconfirmed, it will then need to be reconfirmed at subsequent annual meetings. If the Amended and Restated Rights Plan is not reconfirmed, it will terminate.

Issue of Rights - On the Effective Date of the Rights Plan, each right (a ‘‘Right’’) issued under the Original Rights Plan will continue to be issued and attached to each outstanding Fairmont share.

Rights Exercise Privilege - The Rights will separate from the Fairmont shares and will be exercisable ten trading days (the ‘‘Separation Time’’) after a person has acquired, or commenced a take-over bid to acquire, 20% or more of the Fairmont shares, other than by an acquisition pursuant to a take-over bid permitted by the Amended and Restated Rights Plan (a ‘‘Permitted Bid’’). The acquisition by any person (an ‘‘Acquiring Person’’) of 20% of the Fairmont shares, other than by way of a Permitted Bid or a treasury issue, is referred to as a ‘‘Flip-in Event’’. Any Rights held by an Acquiring Person will become void upon the occurrence of a Flip-in Event. Ten trading days after the occurrence of the Flip-in Event, each Right, other than those held by an Acquiring Person, will permit the purchase of Fairmont shares at a 50% discount to their market price by holders of Rights.

Certificates and Transferability - Prior to the Separation Time, the Rights are evidenced by a legend imprinted on the Fairmont share certificates and are not transferable separately from the shares. From and after the Separation Time, the Rights will be evidenced by Rights certificates which will be transferable and traded separately from the shares.

Permitted Bid Requirements - The requirements for a Permitted Bid include the following:

(i) the take-over bid must be made by way of a take-over bid circular;

(ii) the take-over bid must be made to all shareholders of the Corporation;

(iii) the take-over bid must be outstanding for a minimum period of 60 days and shares tendered pursuant to the take-over bid may not be taken up prior to the expiry of the 60-day period and only if at such time more than 50% of the shares of the Corporation held by shareholders, other than the bidder, its affiliates and persons acting jointly or in concert and certain other persons (the ‘‘Independent Shareholders’’), have been tendered to the take-over bid and not withdrawn; and

(iv) if more than 50% of the shares held by Independent Shareholders are tendered to the take-over bid within the 60-day period, the bidder must make a public announcement of that fact and the take-over bid must remain open for deposits of shares for not less than ten business days from the date of such public announcement.

The Amended and Restated Rights Plan allows for a competing Permitted Bid (a ‘‘Competing Permitted Bid’’) to be made while a Permitted Bid is in existence. A Competing Permitted Bid must satisfy all the requirements of a Permitted Bid except that it may expire on the same date as the Permitted Bid, subject to the requirement that it be outstanding for a minimum period of 35 days.

Waiver - The board, acting in good faith, may, prior to the occurrence of a Flip-in Event, waive the application of the Amended and Restated Rights Plan to a particular Flip-in Event (an ‘‘Exempt Acquisition’’) where the takeover bid is made by a take-over bid circular to all holders of shares of the Corporation. Where the board exercises the waiver power for one take-over bid, the waiver will also apply to any other take-over bid for the Corporation made by a take-over bid circular to all holders of shares prior to the expiry of any other bid for which the Amended and Restated Rights Plan has been waived.

Redemption - The board with the approval of a majority of the votes cast by shareholders (or holders of Rights if the Separation Time has occurred) voting in person or by proxy at a meeting duly called for that purpose may redeem the Rights at $0.000001 per Right. Rights will be deemed to have been redeemed by the board following completion of a Permitted Bid, Competing Permitted Bid or Exempt Acquisition.

Amendment - Prior to the Meeting, the board may make any changes to the Amended and Restated Rights Plan which the board acting in good faith may deem necessary or desirable without the approval of any holders of Rights or shares. After the Meeting, the board may amend the Amended and Restated Rights Plan with the approval of a majority of the votes cast by shareholders (or the holders of Rights if the Separation Time has occurred) voting in person and by proxy at a meeting duly called for that purpose. The board without such approval may correct clerical or typographical errors and, subject to approval at the next meeting of the shareholders (or holders of Rights, as the case may be), may make amendments to the Amended and Restated Rights Plan to maintain its validity due to changes in applicable legislation.

Board of Directors - The Amended and Restated Rights Plan will not detract from or lessen the duty of the board to act honestly and in good faith with a view to the best interests of the Corporation. The board, when a Permitted Bid is made, will continue to have the duty and power to take such actions and make such recommendations to shareholders as are considered appropriate.

Exemptions for Investment Advisors - Investment advisors (for fully-managed accounts), trust companies (acting in their capacities as trustees and administrators), statutory bodies whose business includes the management of funds and administrators of registered pension plans acquiring greater than 20% of the shares of the Corporation are exempted from triggering a Flip-in Event, provided that they are not making, or are not part of a group making, a take-over bid.

The board of directors has determined that continuing to have the Amended and Restated Rights Plan is in the best interests of the shareholders and therefore recommends that the shareholders vote to approve the Rights Plan Resolution. The Rights Plan Resolution requires the approval of a simple majority of the votes cast at the Meeting in order to be adopted, failing which the Original Rights Plan will terminate.